

August 10, 2010

Mr. Jinjiang Wang
President and Chief Executive Officer
China Kangtai Cactus Bio-Tech Inc.
99 Taibei Road
Limin Economic and Technological Development Zone
Harbin, Heilongjiang Province
People's Republic of China 150025

> **Re: China Kangtai Cactus Bio-Tech Inc.**
> **Registration Statement on Form S-1**
> **Filed July 30, 2010**
> **File No. 333-168425**

Dear Mr. Wang:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1

1. In an appropriate place in your registration statement, please revise your disclosure to include a complete description of the terms of the Investment Agreement entered into on July 9, 2010 with Kodiak Capital Group, LLC. This description should include disclosure of the following, non-exhaustive list of terms:

    - All conditions on the put of the shares;
    - The term and termination provisions of the Investment Agreement;
    - Any past transactions with Kodiak or any of its affiliates and the impact of those transactions on the market price of your stock;
    - All fees paid or other shares issued by the company under the agreement; and
    - A statement that Kodiak's obligations are not transferrable.

When describing the Investment Agreement, please include a level of detail that is comparable to the disclosure provided in the Form 8-K filed July 13, 2010.

2. In addition, please add risk factors that discuss the following:

    - The dilutive effect of issuing the shares at a discount; and
    - The likelihood that the company will have access to the full amount available to it under the equity line.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Mr. Jinjiang Wang
China Kangtai Cactus Bio-Tech Inc.
August 10, 2010
Page 3

You may contact Rose Zukin at (202) 551-3239 or me at (202) 551-3710 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Mark E. Crone, Esq.
        The Crone Law Group
        101 Montgomery Street, Suite 1950
        San Francisco, CA 94104